STRONG SOLUTIONS INC.

2/13 Korolenko str.

Kharkov, Ukraine 61000

+ 380-993-87-5414

Email: 1207andreygav@ukr.net

September 22 ,2017

Ms. Kathleen Krebs,

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.

Re:	Strong Solutions, Inc.
Amendment No. 3 to Registration Statement on Form 10-12G
Filed September 8, 2017
File No. 0-55819

Dear Ms. Krebs,

We responded below to comments of the SEC staff on the above-referenced registration statement. We provided our response and attached a revised draft prospectus reflecting our responses with clarifications and corrections.

Financial Information, page 17

1. We note the response to our prior comment 12. Please delete the remaining references to “this offering.”

Results of Operations for the Year ended December 31, 2106 and December 31, 2015, page 17 Results of Operations for the six months ended June 30, 2017 and 2106, page 17

Response:

We have deleted the term “this offering” from the two places found on page 17.

2. We have considered your response to comments 7 and 8. We note from your response to comments 13 and 14 that your operations depend upon unrecognized and unrecorded services, property and equipment contributed to you by Andrii Guzii, your controlling shareholder. In accordance with Instruction 3 to paragraph 303(a) of Regulation S-K, please expand the discussion of your results of operations. Focus specifically on contributed services and property and equipment that would cause your reported financial information not to be necessarily indicative of your future operations and future financial condition.

Response:  We provide more details to enhance a reader's understanding of our financial condition.

The services what we contribute to Protel Management include: Manage the property, find the tenants for lease, assist work directly with tenants about make the payments in time, handling maintenance, watch that all equipment as: elevators, fire and gas alarms, sewerage, phone lines, refrigerators, etc., work properly. If repair is required, then contact with services to fix it. Price for our service is 5.5% commission from gross revenue that Protel received from the tenants. Below we provide year-to-year comparisons:

In 2015, we received revenue from them	$9,000
In 2016	$7,300
For 6 months of 2017	$3,215

We provide long term rental of construction equipment to firm Marcus. This equipment includes:

Scaffoldings and Rafters for outside and inside work. Technically this equipment uses all year around, but more in demand in warm weather. We received around $500 a month from firm Marcus as a payment for this construction equipment. We don’t have insurance to cover accidental damage but our agreement with firm Marcus obligate their pay the collateral value $25,000 in case of total loss.

In 2015, we received revenue from them	$4,300
In 2016	$5,000
For 6 months of 2017	$2,000 (In January and February equipment wasn’t demand.)

We are not the owners of this equipment. Our director Mr.Guzii gave it to us free of charge without ownership and does not require to return it in the near future.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3. Please provide an updated auditors’ report covering the revised financial statements for the years ended December 31, 2015 and 2016.

Response: We would like to ask commission allow us make no change in financial statements and don’t update the auditor's report dated August 1,2017. We provide the reason in the response to the following question. Instead of this, we added new notes #11 and provide additional information related Off-Balance Sheet Arrangements with the explanation on page 18.

Financial Statements

4. We note from your response to comment 13 that the equipment you rent to Markus is owned by Andrii Guzii and provided to you without charge. We also note from your response to comment 14 that Andrii Guzii devotes significant unrecognized time servicing Protel Management for you. Please revise your financial statements to include all expenses incurred by your controlling shareholder on your behalf. Contributed goods, services, and rented property and equipment should be reported as expenses and contributed capital, at fair value, in your historical financial statements. We refer you to the guidance in SAB Topic 1:B.

Response: Based on Staff Accounting Bulletins we do not consider Strong Solutions Inc. as subsidiary from Andrii Guzii because he is a private person.

However we understand that the income statements should reflect all of our costs of doing business and we believe that we clearly disclosure all expenses what we had or Mr.Guzii our controlling shareholder had on our behalf. The equipment rented to firm Markus sometimes needs repair that we did in 2015 no other expenses wasn’t occurred. If Mr. Guzii decides charge us for the personal expenses related to our business as :( phone calls, special clothes, office supplies, gas, rent, depreciation and others) he will summarize these costs and prepare invoice with explanations by end of the year. For now, we have no reason to include possible future expenses in the financial report.

Note 8 – Related Party Transactions, pages F-9 and F-17

5. Please revise your related party disclosures to address all material goods, services, and the use of plant property and equipment contributed to you by Andrii Guzii, your controlling shareholder.

Response: We added the paragraph below as necessary disclosure information to pages F-9 and F-16. We believe that disclosure all related party connections that may affect the terms under which our material revenues and expenses was recorded.

Mr. Guzii represents company and provide the service on our behalf to our clients firm Marcus and Protel Management. We use his construction equipment with free of charge to make our business with firm Marcus and also, he devotes significant time servicing to Protel Management. We do not have an employment agreement with Mr. Guzii. From inception by now he didn’t receive any compensation for his time and service but we expect to pay him an annual salary of $40,000 when we have funding or revenues available for that purpose.

Note 2 – Going Concern, pages F-6 and F-14

6. We reiterate comment 15. Please expand your disclosures regarding uncertainty about the registrant’s ability to continue as a going concern to include the disclosures required by ASC 205-40-50-12, 205-40-50-13 and 205-40-50-14, as applicable.

Response: We have expanded related information on pages F-6 and F-13.

The management believes that we are qualify only for the disclosures required by ASC 205-40-50-12 (Disclosures When Substantial Doubt Is Raised but Is Alleviated by Management’s Plans). In August 1st, our first time submitting form 10, we could have raised doubts about getting the earned revenue from our partners because more than 90 days have passed. For now, this risk no more exists because we received all earned revenue and continue get it every month. Our long business relation with our partners from 2014, contracts with them, discussion of plans for joint work all of this reduces our doubts and risks ability to continue as a going concern. Our principal condition is good and we are able to fulfill our obligations.

The other side there is some subjective reason such as: only one employee who may fall ill or change his mind to perform his duties and continue as a going concern can affect to the company's business.

Based on the above we don’t know about others events that raised substantial doubt about our ability to continue as a going concern. We believe if we are able to increase staff we completely eliminate the risk of business dependence from one director.

Please direct any further comments you may have to the company at: 1207andreygav@ukr.net

Sincerely,

/s/ Andrii Guzii

Strong Solutions, Inc.